UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 14D-9
(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

THE PEP BOYS – MANNY, MOE & JACK
(Name of Subject Company)

THE PEP BOYS – MANNY, MOE & JACK
(Name of Person(s) Filing Statement)

Common Stock, par value $1.00 per share
(Title of Class of Securities)

713278109
(CUSIP Number of Class of Securities)

Brian D. Zuckerman

SVP – General Counsel & Secretary

The Pep Boys – Manny, Moe & Jack

3111 W. Allegheny Ave.

Philadelphia, PA  19132

(215) 430-9000

(Name, Address and Telephone Number of Person Authorized to Receive
Notice and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

James W. McKenzie, Jr.

Colby Smith

Morgan, Lewis & Bockius LLP

1701 Market St.

Philadelphia, PA 19103-2921

(215) 963-5000

☐                                    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 to Schedule 14D-9 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission (the “SEC”) on November 16, 2015 and subsequently amended by Amendment No. 1 filed with the SEC on November 23, 2015 (together with the Exhibits or Annexes thereto and as amended or supplemented from time to time, the “Statement”) by The Pep Boys – Manny, Moe & Jack, a Pennsylvania corporation (the “Company”). The Statement relates to the cash tender offer (the “Offer”) by TAJ Acquisition Co., a Pennsylvania corporation (“Purchaser”) and wholly-owned subsidiary of Bridgestone Retail Operations, LLC, a Delaware limited liability company (“Parent”), a subsidiary of Bridgestone Americas, Inc. (“Bridgestone Americas”), to purchase all issued and outstanding shares of the Company’s common stock, par value $1.00 per share, at a purchase price of $15.00 per share, net to the holders thereof, in cash, without interest thereon, less any applicable tax withholding. The Offer is disclosed in the Tender Offer Statement on Schedule TO (together with any amendments or supplements thereto, the “Schedule TO”) filed by Purchaser and Parent with the SEC on November 16, 2015, and is upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 16, 2015 and in the related Letter of Transmittal, which were filed as Exhibits (a)(1)(i) and (a)(1)(ii) to the Statement, respectively.

Capitalized terms used and not otherwise defined in this Amendment shall have the meanings ascribed to them in the Statement. The information in the Statement is incorporated into this Amendment by reference to all applicable items in the Statement, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 8.                                 Additional Information

Item 8 of the Statement is hereby amended and supplemented by amending and restating in its entirety the subsection entitled “Certain Litigation” to read as follows:

“Following the announcement of the Merger Agreement, the following putative shareholder class action/derivative complaints relating to the Offer and the Merger were commenced.

On November 10, 2015, purported Company shareholder Stephen Bushansky filed a putative class action and derivative lawsuit on behalf of himself and a putative class of public Company shareholders, as well as on behalf of the Company derivatively (the “Bushansky Complaint”) in the Court of Common Pleas in Philadelphia County, Pennsylvania. On November 24, 2015, purported shareholder Henry Tindel filed a similar putative class action and derivative lawsuit on behalf of himself and a putative class of public Company shareholders, as well as on behalf of the Company derivatively (the “Tindel Complaint”), in the Court of Common Pleas in Philadelphia County, Pennsylvania. In addition, on November 30, 2015, purported shareholders David Katz and John Solak each filed a similar putative class action and derivative lawsuit on behalf of himself and a putative class of public Company shareholders, as well as on behalf of the Company derivatively (the “Katz Complaint” and the “Solak Complaint”, respectively, and together with the Bushansky Complaint and the Tindel Complaint, the “State Court Complaints”), in the Court of Common Pleas in Philadelphia County, Pennsylvania. The State Court Complaints name the Company as a nominal defendant and allege claims for breach of fiduciary duties against the Company’s directors (the “Individual Defendants”) and claims against Bridgestone Americas, Parent and Purchaser (collectively, with the Individual Defendants, the “Defendants”) for aiding and abetting the Individual Defendants’ purported breaches of fiduciary duties in connection with entering into the Merger Agreement and effecting the Transactions. The Tindel Complaint, the Katz Complaint and the Solak Complaint also allege that the Individual Defendants breached their fiduciary duties by filing a

Solicitation/Recommendation Statement on Schedule 14D-9 that was allegedly materially misleading and incomplete. Despite being titled a Shareholder Class Action Complaint and including several paragraphs of class action allegations, the Solak Complaint only contains claims asserted derivatively and does not allege any claim on behalf of a class of Company shareholders. The State Court Complaints generally seek, among other relief, declaratory and injunctive relief, including an order (a) enjoining the Defendants from finalizing the Offer and consummating the proposed transaction until the purported breaches of fiduciary duty are remedied, and (b) rescinding the Merger Agreement or any actions taken under the terms of the Merger Agreement or granting rescissory damages. The State Court Complaints further seek costs and reasonable attorneys’ and experts’ fees.

Also on November 24, 2015, purported Company shareholder Jack Edwards filed a shareholder class and derivative action complaint in the United States District Court for the Eastern District of Pennsylvania (the “Edwards Complaint”, and collectively with the State Court Complaints, the “Shareholder Complaints”). Like the State Court Complaints, the Edwards Complaint names the Company as a nominal defendant and alleges claims for breach of fiduciary duties against the Individual Defendants and claims against Bridgestone Americas, Parent and Purchaser for aiding and abetting the Individual Defendants’ purported breaches of fiduciary duties in connection with entering the Merger Agreement and effecting the Transactions. The Edwards Complaint also alleges claims against the Defendants for violations of Section 14(e) of the Exchange Act and against the Individual Defendants for violations of Section 20(a) of the Exchange Act in connection with the filing of this Statement.

The foregoing description is qualified in its entirety by reference to the Shareholder Complaints, each of which is filed as an exhibit to this Statement and incorporated herein by reference.”

Item 9.                                 Exhibits

Item 9 of the Statement is hereby amended and restated in its entirety to read as follows:

Exhibit No.	Document

(a)(1)(i)

Offer to Purchase, dated November 16, 2015 (incorporated by reference to Exhibit (a)(1)(A) to the Tender Offer Statement on Schedule TO-T filed by Bridgestone Retail Operations, LLC with the SEC on November 16, 2015).

(a)(1)(ii)

Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9) (incorporated by reference to Exhibit (a)(1)(B) to the Tender Offer Statement on Schedule TO-T filed by Bridgestone Retail Operations, LLC with the SEC on November 16, 2015).

(a)(1)(iii)

Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Tender Offer Statement on Schedule TO-T filed by Bridgestone Retail Operations, LLC with the SEC on November 16, 2015).

(a)(1)(iv)

Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Tender Offer Statement on Schedule TO-T filed by Bridgestone Retail Operations, LLC with the SEC on November 16, 2015).

(a)(1)(v)

Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Tender Offer Statement on Schedule TO-T filed by Bridgestone Retail Operations, LLC with the SEC on November 16, 2015).

(a)(1)(vi)

Text of Summary Advertisement dated November 16, 2015 (incorporated by reference to Exhibit (a)(1)(G) to the Tender Offer Statement on Schedule TO-T filed by Bridgestone Retail Operations, LLC with the SEC on November 16, 2015).

(a)(1)(vii)

Press Release issued by Bridgestone Retail Operations, LLC on November 16, 2015 (incorporated by reference to Exhibit (a)(1)(H) to the Tender Offer Statement on Schedule TO-T filed by Bridgestone Retail Operations, LLC with the SEC on November 16, 2015).

(a)(1)(viii)	Letter from Scott P. Sider, Chief Executive Officer of The Pep Boys — Manny, Moe & Jack, to shareholders of The Pep Boys — Manny, Moe & Jack.

(a)(2)(i)	Opinion of Rothschild Inc. to the Board of Directors of Pep Boys — Manny, Moe and Jack, dated October 25, 2015 (incorporated by reference to Annex B to this Schedule 14D-9).

(a)(3)	None.

(a)(4)	None.

(a)(5)(i)

Joint Press Release issued by Bridgestone Americas, Inc. and The Pep Boys — Manny, Moe & Jack on October 26, 2015 (incorporated by reference to Exhibit 99.1 to the Tender Offer Statement on Schedule TO-C filed by Bridgestone Retail Operations, LLC with the SEC on October 26, 2015).

(a)(5)(ii)

Master FAQs dated October 26, 2015 (incorporated by reference to Exhibit 99.2 to the Tender Offer Statement on Schedule TO-C filed by Bridgestone Retail Operations, LLC with the SEC on October 26, 2015).

(a)(5)(iii)

Pep Boys Field and Store Note from Stu dated October 26, 2015 (incorporated by reference to Exhibit 99.3 to the Tender Offer Statement on Schedule TO-C filed by Bridgestone Retail Operations, LLC with the SEC on October 26, 2015).

(a)(5)(iv)

Store Manager Talking Points dated October 26, 2015 (incorporated by reference to Exhibit 99.4 to the Tender Offer Statement on Schedule TO-C filed by Bridgestone Retail Operations, LLC with the SEC on October 26, 2015).

(a)(5)(v)

Dealer and Distributor Talking Points dated October 26, 2015 (incorporated by reference to Exhibit 99.5 to the Tender Offer Statement on Schedule TO-C filed by Bridgestone Retail Operations, LLC with the SEC on October 26,

2015)

(a)(5)(vi)

Message to Dealers and Distributors dated October 26, 2015 (incorporated by reference to Exhibit 99.6 to the Tender Offer Statement on Schedule TO-C filed by Bridgestone Retail Operations, LLC with the SEC on October 26, 2015).

(a)(5)(vii)

Message to Customers dated October 26, 2015 (incorporated by reference to Exhibit 99.7 to the Tender Offer Statement on Schedule TO-C filed by Bridgestone Retail Operations, LLC with the SEC on October 26, 2015).

(a)(5)(viii)

Message to Suppliers dated October 26, 2015 (incorporated by reference to Exhibit 99.8 to the Tender Offer Statement on Schedule TO-C filed by Bridgestone Retail Operations, LLC with the SEC on October 26, 2015).

(a)(5)(ix)

Message to Vendors, Partners and Agencies dated October 26, 2015 (incorporated by reference to Exhibit 99.9 to the Tender Offer Statement on Schedule TO-C filed by Bridgestone Retail Operations, LLC with the SEC on October 26, 2015).

(a)(5)(x)

Philadelphia Town Hall Talking Points dated October 26, 2015 (incorporated by reference to Exhibit 99.10 to the Tender Offer Statement on Schedule TO-C filed by Bridgestone Retail Operations, LLC with the SEC on October 26, 2015).

(a)(5)(xi)

Social Media Messaging dated October 26, 2015 (incorporated by reference to Exhibit 99.11 to the Tender Offer Statement on Schedule TO-C filed by Bridgestone Retail Operations, LLC with the SEC on October 26, 2015).

(a)(5)(xii)

Message to Pep Boys Associates from Stu dated October 26, 2015 (incorporated by reference to Exhibit 99.12 to the Tender Offer Statement on Schedule TO-C filed by Bridgestone Retail Operations, LLC with the SEC on October 26, 2015).

(a)(5)(xiii)	Text of Class Action/Derivative Complaint, dated November 10, 2015 (Stephen Bushansky v. Robert Hotz, et al.).*

(a)(5)(xiv)	Text of Class Action/Derivative Complaint, dated November 24, 2015 (Jack Edwards v. Matthew Goldfarb, et al.).*

(a)(5)(xv)	Text of Class Action/Derivative Complaint, dated November 24, 2015 (Henry Tindel v. Scott P. Sider, et al.).*

(a)(5)(xvi)	Text of Class Action/Derivative Complaint, dated November 30, 2015 (David Katz v. Scott P. Sider, et al.).*

(a)(5)(xvii)	Text of Derivative Complaint, dated November 30, 2015 (John Solak v. Matthew Goldfarb, et al.).*

(e)(1)

Agreement and Plan of Merger, dated as of October 26, 2015, by and among The Pep Boys — Manny, Moe & Jack, Bridgestone Retail Operations, LLC, and TAJ Acquisition Co. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K, filed by The Pep Boys — Manny, Moe & Jack with the

SEC on October 26, 2015).

(e)(2)	Form of Indemnification Agreement of The Pep Boys — Manny, Moe & Jack.

(e)(3)

The Pep Boys — Manny, Moe & Jack 2014 Stock Incentive Plan (incorporated by reference to Exhibit B to the Definitive Proxy Statement on Schedule 14A, filed by The Pep Boys — Manny, Moe & Jack with the SEC on April 25, 2014).

(e)(4)	Form of The Pep Boys — Manny, Moe & Jack Stock Option Award Agreement.

(e)(5)	Form of The Pep Boys — Manny, Moe & Jack Restricted Stock Unit Award Agreement.

(e)(6)	Form of The Pep Boys — Manny, Moe & Jack Performance Stock Unit Award Agreement.

(e)(7)	Form of The Pep Boys — Manny, Moe & Jack Deferred Stock Unit Agreement.

(e)(8)

The Pep Boys — Manny, Moe & Jack Account Plan, as amended and restated (incorporated by reference to Exhibit 10.11 to The Pep Boys — Manny, Moe & Jack Annual Report on 10-K for the fiscal year ended February 1, 2014).

(e)(9)	The Pep Boys Deferred Compensation Plan (incorporated by reference to Exhibit 10.9 to The Pep Boys — Manny, Moe & Jack Annual Report on 10-K for the fiscal year ended February 1, 2014).

(e)(10)	The Pep Boys — Manny, Moe & Jack Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.1 to The Pep Boys — Manny, Moe & Jack’s Current Report on Form 8-K filed on June 15, 2011).

(e)(11)

The Pep Boys Annual Incentive Bonus Plan, as amended and restated (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K, filed by The Pep Boys — Manny, Moe & Jack with the SEC on June 24, 2009).

(e)(12)

Form of Change of Control Agreement between The Pep Boys — Manny, Moe & Jack and certain officers of The Pep Boys — Manny, Moe & Jack (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K, filed by The Pep Boys — Manny, Moe & Jack with the SEC on August 6, 2012).

(e)(13)

Form of Non-Competition Agreement between The Pep Boys — Manny, Moe & Jack and certain officers of The Pep Boys — Manny, Moe & Jack (incorporated by reference to Exhibit 10.3 to The Pep Boys — Manny, Moe & Jack Annual Report on Form 10-K for the fiscal year ended January 29, 2011).

(e)(14)	The Pep Boys Grantor Trust Agreement (incorporated by reference to Exhibit 10.20 to The Pep Boys — Manny, Moe & Jack Annual Report on Form 10-K

for the fiscal year ended February 3, 2007).

(e)(15)

Amended and Restated Articles of Incorporation of The Pep Boys — Manny, Moe & Jack (incorporated by reference to Exhibit 3.1 to the Annual Report on Form 10-K filed by The Pep Boys — Manny, Moe & Jack for the period ended January 31, 2009).

(e)(16)

Amended and Restated Bylaws of The Pep Boys — Manny, Moe & Jack (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by The Pep Boys — Manny, Moe & Jack with the SEC on February 17, 2010).

(g)	None.

Annex A	Information Statement.

Annex B	Opinion of Rothschild Inc. to the Board of Directors of Pep Boys — Manny, Moe and Jack, dated October 25, 2015.

* Filed with this Amendment.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE PEP BOYS — MANNY, MOE & JACK

By:	/s/ Scott P. Sider

Name:	Scott P. Sider
Title:	Chief Executive Officer
Date:	November 30, 2015